Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including additional amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of FaZe Holdings Inc. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement shall be filed as an exhibit to such statement on Schedule 13G.

Dated: August 4, 2022

/s/ Michael Stang Treschow
Michael Stang Treschow

TF US 2 AS

By:	/s/ Thor Eika
Name:	Thor Eika
Title:	Chairman